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                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-57716

PROSPECTUS SUPPLEMENT DATED DECEMBER 28, 2001
TO PROSPECTUS DATED SEPTEMBER 17, 2001


        Effective December 21, 2001, our wholly-owned subsidiary, Geneva Steel LLC ("Geneva"), entered into an amended and restated forbearance agreement to its $110 million term loan agreement which is 85% guaranteed pursuant to the Emergency Steel Loan Guarantee Program. This agreement extended the period of time the lenders have agreed to forbear from exercising any rights based upon alleged defaults relating to Geneva's previously announced temporary shutdown until the close of business on January 11, 2002, unless certain events occur. These events include, among others, the commencement of a bankruptcy proceeding by or against Geneva, Geneva's failure to operate in accordance with its budget, a challenge of the lenders security interest, a default under the term loan agreement not covered by the forbearance agreement, or a default under the forbearance agreement. The term loan is secured by a first- priority lien on Geneva's accounts receivable, inventory and fixed assets.

        The forbearance agreement permits Geneva, upon written request to the lenders for release of collateral, to use up to $6 million of the proceeds from the sale of inventory and collection of accounts receivable, not to exceed certainly weekly amounts, through January 11, 2002 in accordance with its budget. There can be no assurance that such amounts will be sufficient, if released, to fund the Company's obligations or that the Company will obtain any relief beyond January 11, 2002. The Company intends to continue to seek additional financing prior to January 11, 2002 and work with its term lenders. If the Company is unable to continue to obtain cooperation from its vendors, retain proceeds from accounts receivable and inventory, comply with its term loan or obtain additional extensions or other sources of financing on acceptable terms in a timely fashion, the Company will have insufficient liquidity to continue operations. In such a circumstance, the Company would likely be forced to file a Chapter 11 proceeding and seek a court order allowing the Company to receive proceeds from the liquidation of inventory and accounts receivable. There can be no assurance that the Company would be successful in seeking court authorization to use proceeds from inventory and accounts receivable.

        On December 21, 2001, Geneva also repaid all amounts outstanding on its revolving credit facility and cash collateralized a letter of credit issued under the revolving credit facility. All commitments for future credit extensions under the revolving credit facility have terminated.




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